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AN 05041920 T

SEC FILE NUMBER
8 - 30416

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Charles Street Securites, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Wilton Crescent

(No. and Street)

London	England- United Kingdom	SW1X 8RN
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald Mizrahi **(1144778) 528-7051**

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sacher & Co., P.C.

(Name — *if individual, state last, first, middle name*)

162 Route 202,	Somers	NY	10589
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerald Mizrahi, swear (or affirm) that, to the best of my knowledge and behalf the accompanying financial statement and supporting schedules pertaining to the firm of Charles Street Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

~~Notary Public~~

SOLICITOR
ANDREW SMITH
COMMISSIONER FOR OATHS

CHILD & CHILD
SOLICITORS
14 GROSVENOR CRESCENT
LONDON SW1X 7EE

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARLES STREET SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

CHARLES STREET SECURITIES, INC.

CONTENTS

DECEMBER 31, 2004 AND 2003

All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Charles Street Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Charles Street Securities, Inc. as of December 31, 2004 and 2003, and the related statements of income and comprehensive income, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles Street Securities, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, the fair value of the not readily marketable securities owned by Charles Street Securities, Inc. at December 31, 2004 and 2003 is based upon management's best estimate of the value of these securities. The Company's portfolio of these securities consists of shares and warrants of publicly-owned businesses having no quoted market prices, and shares and warrants of start-up privately-owned businesses. Accordingly, based on these and other reasons, management has estimated that these securities have little to no reportable value at December 31, 2004 and 2003.

Sacher + Co., PC

Somers, New York
March 28, 2005

CHARLES STREET SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
Cash and cash equivalents	$ 160,370	$ 233,565
Accounts receivable	64,919	17,902
Loans to stockholder	265,735	224,656
Loans to affiliate	-	17,785
Prepaid expenses	30,107	21,852
Prepaid income taxes	-	363
Securities owned:		
Marketable, at market value	1,191,726	1,402
Not readily marketable, at estimated fair value	-	-
Equipment, net of accumulated depreciation of $27,727 (2004) and $20,147 (2003)	20,531	15,311
Other assets	23,625	21,809
Deferred tax asset, net	-	-
	$ 1,757,013	$ 554,645
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 47,720	$ 189,611
Income taxes payable	29,986	-
Deferred tax liability	384,761	-
Subordinated loan	50,000	50,000
Total liabilities	512,467	239,611
Stockholders' equity	1,244,546	315,034
	$ 1,757,013	$ 554,645

See notes to financial statements.

CHARLES STREET SECURITIES, INC.

STATEMENT OF INCOME AND COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Revenue:		
Investment banking and advisory fees	$ 3,854,710	$ 1,585,245
Unrealized gain (loss) on securities	1,177,188	(266)
Realized gain on securities	38,866	-
Interest	21,788	9,848
Other income	2,984	-
	5,095,536	1,594,827
Expenses:		
Bad debts	-	9,532
Salaries and related costs	1,739,822	501,855
Commissions	1,016,321	502,329
Telephone and utilities	51,584	40,481
Office expenses	239,226	241,605
Travel and entertainment	89,307	50,563
Professional fees	262,520	66,728
Rent	171,712	59,438
Insurance	17,227	14,799
Interest expense	9,727	10,817
Miscellaneous	151,912	58,882
Depreciation	6,718	5,514
	3,756,076	1,562,543
Income before income taxes (benefit)	1,339,460	32,285
Income taxes (benefit)	420,631	(2,959)
Net income	918,829	35,244
Other comprehensive income, Foreign currency translation	10,683	9,713
Comprehensive income	$ 929,512	$ 44,957

See notes to financial statements.

CHARLES STREET SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common stock *							
	Number of shares authorized	Number of shares issued and outstanding	Par value	Capital in excess of par	Common stock to be issued **	Other comprehensive income	Retained earnings (deficit)	Total
Balance, January 1, 2003	100	100	$ 10.00	$ 459,567	$ 163,287	$ -	$ (352,786)	$ 270,078
Par value reduction	-	-	(9.99)	10	-	-	-	-
Increased authorized shares	1900	-	-	-	-	-	-	-
10 for 1 stock split		900	.09	-	-	-	-	-
Issued shares		250	.03	163,287	(163,287)	-	-	-
Foreign currency translation	-	-	-	-	-	9,713	-	9,713
Net income, year ended December 31, 2003	-	-	-	-	-	-	35,243	35,243
Balance, December 31, 2003	2,000	1,250	0.13	622,864	-	9,713	(317,543)	315,034
Foreign currency translation	-	-	-	-	-	10,683	-	10,683
Net income, year ended December 31, 2004	-	-	-	-	-	-	918,829	918,829
Balance, December 31, 2004	2,000	1,250	$ 0.13	$ 622,864	$ -	$ 20,396	$ 601,286	$ 1,244,546

*Par value $.0001 per share at December 31, 2004.
** The Company issued shares in settlement of a $163,287 deferred liability obligation.

See notes to financial statements.

CHARLES STREET SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 918,829	$ 35,244
Adjustments to reconcile net income to net cash (used in) operating activities:		
Unrealized (gain) loss on securities owned	(1,177,188)	266
Realized (gain) on securities owned	(38,866)	-
Bad debts	-	9,532
Depreciation	6,718	5,514
Deferred income taxes	384,761	-
Changes in operating assets and liabilities:		
Accounts receivable	(46,486)	(17,948)
Prepaid expenses	(5,758)	(20,457)
Other assets	6,002	(6,027)
Accounts payable and accrued expenses	(147,569)	(15,697)
Income taxes payable	29,986	(13,397)
Net cash (used in) operating activities	(69,571)	(22,971)
Cash flows from investing activities:		
Purchase of equipment	(10,925)	(6,965)
Sale (purchase) of securities, net	25,730	(1,328)
Loans to stockholder, net	(41,079)	(82,340)
Loans to affiliate	17,785	(17,785)
Net cash (used in) investing activities	(8,489)	(108,418)
Cash flows from financing activities	-	-
Effect of exchange rate changes on cash	4,866	15,784
Decrease in cash and cash equivalents	(73,195)	(115,605)
Cash and cash equivalents, beginning of year	233,565	349,169
Cash and cash equivalents, end of year	$ 160,370	$ 233,565

See notes to financial statements.

1. Significant accounting policies:

Nature of operations:

Charles Street Securities, Inc. is a private merchant banking firm which is primarily engaged in (a) investment banking for micro-cap companies, (b) discretionary investment advisory services, (c) financial advisory work, and (d) retail distribution of securities. The majority of the Company's revenue is generated in the United Kingdom.

As a registered broker/dealer under the Securities Exchange Act of 1934, the Company is a member of both the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC"). The Company is also subject to regulation by the Financial Services Authority in the United Kingdom.

Revenue recognition:

Investment banking and advisory fees are recognized when services are completed and collection is certain.

Receivables:

The Company provides services to clients using credit terms customary in its industry. Interest is not normally charged on receivables. Management establishes a reserve for losses on its accounts based on specific customer situations, historic loss experience and current economic conditions. Losses are written-off to the reserve when management determines further collection efforts will not produce recoveries. At December 31, 2004 and 2003, there was no such reserve for losses on the Company's accounts receivable.

Securities owned:

Securities owned are equity securities valued at market value based on quoted market prices, if available, or on management's estimate after giving due consideration to market liquidity and volatility.

Foreign currencies:

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while revenue and expenses are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

The effects of translating the financial statements of the Company's retail division from its functional currency to United States dollars are presented as comprehensive income.

1. **Significant accounting policies (continued):**

Depreciation:

Depreciation is provided on the straight-line method over the estimated useful service lives of the equipment.

Cash and cash equivalents:

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2004 and 2003, the Company maintained its deposits in bank accounts in the United Kingdom. These deposits are not protected by the Federal Deposit Insurance Corporation or an equivalent.

Estimates:

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. **Retail distribution business:**

During year 2001, the Company acquired its retail distribution business financed largely with the cash acquired ($163,288). The consideration paid was a nominal amount ($1) plus a contingent additional amount; there were no other assets nor liabilities acquired.

Pursuant to the acquisition agreements, the selling shareholders were provided with the rights (giving rise to contingent consideration) to form a new company (which would be subject to appropriate regulatory authorization) to acquire the retail business of CSS for a nominal amount. During year 2003, the acquisition agreements were amended. Among other provisions, the amendment provides for the issuance of 250 shares of the Company's $.0001 par value common stock in exchange for the cancellation of the selling shareholders rights to acquire the retail business for a nominal amount. This provision resolved the contingent liability that was carried as a deferred liability and gave rise to stockholders' equity.

Pursuant to the amendment, the selling shareholders earn compensation in addition to their employment contracts based on 74% of the annual pre-tax profits of the retail business, as defined and as adjusted for reserves. There was no such additional compensation earned for years 2004 and 2003. The amendment provision pertaining to the additional compensation does not specify an expiration date. The amendment further provides for the selling shareholders to fund subordinated loans to the Company equivalent to 74% of the amount of any net capital deficiency.

3. Securities owned:

Securities owned are either minimally traded or issued by start-up private companies.

Marketable securities owned consist of investment securities at market values, as follows:

Security	Shares	2004	2003
Servision	545,000	$ 892,497	-
Cubus Lux	770,000	296,696	-
Various		2,533	$1,402
		$1,191,726	$1,402

Shares of Servision and Cubus Lux are traded on the AIM, or Alternative Investment Market, in London and their values are based on quoted market prices.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities, Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. Accordingly, based on these and other reasons, management has estimated that these securities have little to no reportable value at December 31, 2004 and 2003.

4. Subordinated loan:

The Company borrowed $50,000 from its majority stockholder under a subordination agreement. The loan, which matures on September 30, 2006, is subordinated to all un-subordinated liabilities, and requires interest at 15% per annum. The amount of the subordinated loan is considered available capital under the SEC's uniform net capital rule.

Interest on this loan amounted to $7,500 for each of the years ended December 31, 2004 and 2003.

The Company had no changes in liabilities subordinated to general creditors for the year ended December 31, 2004.

5. Net capital requirements:

The Company is subject to the SEC's Uniform Net Capital Rule (15c3-1), which requires (a) the maintenance of minimum net capital, (b) that the ratio of aggregate indebtedness to net capital, shall not exceed 15:1, and (c) that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1.

6. Related party transactions:

In 2004, the Company entered into an investment management agreement and an operating agreement with an affiliated limited partnership organized in the United Kingdom. Under the agreements, the Company earns a management fee of 1% to 2% annually on the net asset value of the affiliate's investment portfolios, an annual operator fee on each investment series, and a performance fee of 20% on the quarterly increase in the net asset value in the investment portfolios. Fees earned from this related party in 2004 were $21,698.

During the year ended December 31, 2003, the Company incurred a bad debt of $5,330 resulting from a loan to an affiliate.

7. Income taxes:

The types of temporary differences and carryforwards that give rise to significant portions of net deferred tax assets and liabilities include investment income or losses and carryforwards pertaining to capital losses and to charitable donations. At December 31, 2004, the Company has unused charitable contribution deductions of $12,645 and a capital loss carryforward of $32,342 available to reduce future capital gains expiring through year 2008. The net deferred tax asset of $61,917 at December 31, 2003, resulting from the differences and the carryforwards has been reduced by a valuation allowance of the same amount to reflect management's estimate that there is at least a 50% chance that no deferred tax assets will be realized. During year 2004, the valuation allowance was eliminated.

Significant reconciling items between the income tax provisions and the income taxes computed by applying the statutory federal income tax rate to income before income taxes are primarily attributable to state income taxes, nondeductible expenses, and the benefits of carryforwards pertaining to contribution deductions and net operating losses.

The income tax effects of temporary differences that give rise to significant portions of the net deferred tax assets and (liabilities) are presented as follows:

	2004	2003
Unrealized (gain) loss on securities	$ (399,385)	$ 27,091
Donations	4,299	6,823
Depreciation	(672)	(480)
Capital loss carryover	10,997	28,483
Valuation allowance	-	(61,917)
Total deferred tax (liability) asset, net	$ (384,761)	$ -

7. Income taxes (continued):

The significant components of the income tax provisions are presented below:

	2004	2003
Current income taxes	$ 35,870	$ (1,495)
Deferred income taxes	446,678	
Valuation allowance	(61,917)	(1,464)
	$ 420,631	$ (2,959)

8. Lease commitment:

The Company maintains office space located in the United Kingdom under an operating lease. The lease calls for annual rent payable in British Sterling of 36,788 pounds (U.S. $70,875 at December 31, 2004) and additional rent pertaining to property taxes, insurance and other costs. The lease, which commenced during year 2003, carries a 10-year term with provision for early termination on the third or fifth anniversary dates.

9. Statement of cash flows:

Supplemental disclosures to the statement of cash flows are presented below.

	2004	2003
Interest paid	$ 2,227	$ 3,317
Income taxes paid	5,884	10,801
Non-cash investing and financing activities:		
Par value reduction	-	(10)
Capital in excess of par	-	10
10 for 1 stock split	-	-
Share issuance in settlement of a deferred liability	-	163,287

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Charles Street Securities, Inc.
New York, New York

We have audited the accompanying financial statements of Charles Street Securities, Inc. as of and for the year ended December 31, 2004, and have issued our report thereon dated March 28, 2005. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information (except the portion marked unaudited on which we express no opinion) has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

As discussed in Note 3 to the financial statements, the fair value of not readily marketable securities owned by Charles Street Securities, Inc. at December 31, 2004 is based upon management's best estimate of the value of these securities. The Company's portfolio of these securities consists of shares and warrants of publicly-owned businesses having no quoted market prices, and shares and warrants of start-up privately-owned businesses. Accordingly, management has estimated that these securities have no reportable value at December 31, 2004.

Sacher + Co., PC

Somers, New York
March 28, 2005

CHARLES STREET SECURITIES, INC. AND SUBSIDIARY

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Net capital:		
Total stockholder's equity		$ 1,244,547
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		50,000
Other allowable credits:		
Deferred tax liability		384,761
		1,679,308
Deductions/non-allowable assets		
Accounts receivable	$ 64,919	
Loans to stockholder	265,735	
Prepaid expenses	30,107	
Securities owned	1,167,892	
Equipment, net	20,531	
Other assets	23,625	1,572,809
		106,499
Less haircuts		12,336
Net capital		$ 94,163
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 47,719
Income taxes payable		29,986
Total aggregate indebtedness		$ 77,705
Computation of basic net capital requirements		
Minimum net capital required (6-2/3% of $77,705)		$ 5,180
Minimum dollar net capital requirement		5,000
Net capital requirement		5,180
Excess net capital		88,983
Excess net capital at 1000%		86,393
Ratio of aggregate indebtedness to net capital		0.83:1

CHARLES STREET SECURITIES, INC. AND SUBSIDIARY

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Net capital, as reported, in the Company's Part IIA of the FOCUS report (unaudited)	$ 26,385
Audit adjustments relating to:	
Additional fee income	27,792
Additional unrealized gain on securities	430,614
Reduction in management salaries	84,386
Additional professional fees	(6,283)
Reduction in operating expenses	11,487
Income taxes	(35,870)
Increase in comprehensive income	5,502
Increase in non-allowable assets	(449,850)
Net capital, as adjusted	$ 94,163

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Charles Street Securities
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Charles Street Securities, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and the reserve required by 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (1) making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13, (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions

are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sacher + Co., PC

Somers, New York
March 28, 2005